Mail Stop 4561

September 22, 2006

Simon Lamarche
Chief Executive Officer and Director
United American Corporation
4151 Ste-Catherine Street West, Suite 200
Westmount, Quebec, Canada H3Z 01A

> **Re:** **United American Corporation**
> **Preliminary Proxy Materials on Schedule 14A**
> **File No. 0-27621**
> **Filed September 13, 2006**

Dear Mr. Lamarche:

This is to advise you that we have conducted only a limited review of your filing. Based on that limited review, we have the following comment.

1. We note that you plan to spin off Teliphone Corp., a majority-owned subsidiary. Please tell us how the spin-off meets the information requirements in Section 4.B.3(a) of Staff Legal Bulletin No. 4.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Please direct any questions to Jennifer Gowetski at (202) 551-3401, or the undersigned at (202) 551-3694.

Sincerely,

Owen Pinkerton
Senior Counsel

cc: Chad Weiner, Esq. (*via facsimilie*)
       Cane Clark LLP